Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Great Lakes Aviation, Ltd.:

We consent to the incorporation by reference in the registration statements Nos. 033-90926 and 333-75706 on Form S-8 and No. 333-38338 on Form S-3 of Great Lakes Aviation, Ltd. of our report dated April 5, 2011, with respect to the balance sheets of Great Lakes Aviation, Ltd. as of December 31, 2010 and 2009, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Great Lakes Aviation, Ltd.

Our report dated April 5, 2011 contains an explanatory paragraph that states that the Company has $38.4 million of debt payments and maturities due in 2011, including a one-time payment in the amount of $32.7 million due on June 30, 2011. The Company’s cash flows from operations are not sufficient to fund these debt obligations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Denver, Colorado

April 5, 2011